EMAIL:  SFELDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2234

December 12, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Attn.:  Jay Ingram, Esq.

            Legal Branch Chief

            Office of Manufacturing and Construction

Re:                             Legacy Housing Corporation
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-228288

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as having been filed.

The Registration Statement responds to the comments received from the staff of the SEC in its comment e-mail dated December 11, 2018, with respect to the Registration Statement filed by the Company on November 9, 2018, as amended on November 30, 2018 and December 11, 2018 as discussed below.

A courtesy copy of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Edward M. Kelly, Esq., Senior Counsel) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

December 12, 2018

Exhibit Index, page II-2

1.                                      The exhibit index included in pre-effective amendment 2 to the registration statement on Form S-1 differs from the exhibit index included in pre-effective amendment 1 to the registration statement on Form S-1.  For example, the exhibit index in pre-effective amendment 1 lists exhibit 10.13 as form of indemnification agreement, and the exhibit index in pre-effective amendment 2 lists exhibit 10.13 as loan agreement, dated April 4, 2016, between Legacy Housing, Ltd. and Veritex Bank.  To avoid confusion, the exhibit number assigned initially to an exhibit should not be assigned subsequently to another exhibit.  See Item 601(a)(2) of Regulation S-K, and revise the exhibit index accordingly.

Response 1:  As requested by the staff, the Company has revised the Exhibit List to the Registration Statement to be consistent with the original filing and have re-filed the exhibits that were out of order.  See Item 16 of the Registration Statement.

Exhibit 10.13

2.                                      You did not file the attachments listed on page 5 of the exhibit.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments to an exhibit.  Please refile the exhibit with all attachments.

Response 2:  As requested by the staff, the Company has filed the Exhibits and Schedules referenced on page 5 of the old Exhibit 10.13 (now Exhibit 10.22). See Exhibit 10.22, which has been re-filed.

*       *       *

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment or the Registration Statement, please do not hesitate to contact Neal J. Suit, General Counsel of the Company (tel.: (817) 799-4906), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:                                Edward M. Kelly, Esq.

Mr. Curtis D. Hodgson

Mr. Jeffrey V. Burt

Neal Suit, Esq.

Kenneth L. Betts, Esq.